UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  4)

VISTA INTERNATIONAL TECHNOLOGIES, INC.

(Name of Issuer)

     COMMON STOCK

(Title of Class of Securities)

632344 10 7

(CUSIP Number)

MICHELLE F. RYDER
TARSHIS, CATANIA, LIBERTH, MAHON & MILLIGRAM, PLLC
ONE CORWIN COURT, NEWBURGH, NY  12550
TEL. NO. 845-565-1100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

JUNE 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. I 3d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  632344 10 7

__________________________________________________________________________________________________________________________

1.           Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

Richard C. Strain

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      _____________________________________________________________________________

(b)      _____________________________________________________________________________

3.           SEC Use Only
4.           Source of Funds (See Instructions)    OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.           Citizenship or Place of Organization        UNITED STATES OF AMERICA

Number of               7.          Sole Voting Power                                                      52,718,333
Shares Bene-
ficially by                8.          Shared Voting Power                                                  0
Owned by Each
Reporting                9.          Sole Dispositive Power                                             52,718,333
Person With
10.         Shared Dispositive Power                                          0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person                           52,718,333

12.         Check if the Aggregate Amount in Row (I I) Excludes Certain Shares (See Instructions)

13.         Percent of Class Represented by Amount in Row (11)                                          51.18%

14.         Type of Reporting Person (See Instructions)
                                                IN

Item 1. Security and Issuer.

Richard C. Strain (the “Reporting Person”) is making this statement in reference to shares of common stock, par value $.001 per share (“Common Stock”), of Vista International Technologies Inc., a Delaware corporation (the “Vista”).  The address of Vista’s principal executive offices is 4704 Harlan Street, Suite 685, Denver, CO 80212.

Item 2. Identity and Background.

The Reporting Person is making this statement pursuant to Rule 13d-1(a).

(a)	Name: Richard C. Strain

(b)	Residence or business address: 417 Manchester Road Poughkeepsie, New York 12603

(c)	The Reporting Person is a stockholder of the Vista. The Reporting Person is a mechanical contractor.

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(d)	The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On May 5, 2009, Vista was notified by Richard C. Strain that Vista International Inc. had defaulted in its payment obligations to Mr. Strain pursuant to a Promissory Note dated July 27, 2007, which was issued to Mr. Strain in connection with the Vista’s purchase of certain shares of the company from Mr. Strain (the “Note”).  Concurrently, Mr. Strain asserted control over certain collateral for said Note, namely 43,700,000 share of common stock of the Vista which had been pledged by Vista International, Inc. as security for the repayment of the Note.  As a result of the enforcement of his rights under the Note and related transaction documents, Mr. Strain was transferred 43,700,000 shares of stock of the company which he received on or about June 2, 2009.

Item 4.  Purpose of Transaction.

See Item 3 above.  As a result of the transfer of 43,700,000 shares of common stock, the Reporting Person’s current ownership of 52, 718,333 shares of common stock will affect a change in control of Vista International Technologies, Inc.  As a result of the change in control, it is anticipated that certain Board positions will be changed.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person is the direct owner of 52,718,333 shares of common stock of Vista, of which the Reporting Person has sole voting and dispositive power (or in the aggregate, approximately 51.18% of the outstanding common stock of Vista).

The Reporting Person has not effected any transactions in the Common Stock of Vista other than as described above, or as described in his previously filed Schedule 13D, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to Be Filed as Exhibits

None.

                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2009
/s/ Richard C. Strain
Richard C. Strain

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